---------------------------------
                                                       OMB Approval
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:         October 31, 2002
                                               Estimated average burden
                                               hours per response:         14.90
                                               ---------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                  RENTECH INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Cannon Y. Harvey                              Robert M. Swysgood
The Anschutz Corporation                      The Anschutz Corporation
555 Seventeenth Street, Suite 2400            555 Seventeenth Street, Suite 2400
Denver, CO  80202                             Denver, CO  80202
(303) 298-1000                                (303) 298-1000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                SEC 1745 (03-00)

CUSIP Number:  760112102
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Anschutz Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Colorado
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           3,755,000
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       3,755,000
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,755,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INTSRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP Number:  760112102

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      The Anschutz Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Kansas
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           3,755,000
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       3,755,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,755,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

--------------------------------------------------------------------------------

CUSIP Number:  760112102

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                Anschutz Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           3,755,000
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       3,755,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,755,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

--------------------------------------------------------------------------------

CUSIP Number:  760112102

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Philip F. Anschutz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           3,755,000
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       3,755,000
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,755,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND THE ISSUER

         The title of the class of equity securities to which this Schedule 13D (this "Statement") relates is:

         Common Stock, par value $.01 per share ("Common Stock"), of Rentech, Inc., a Colorado corporation (the "Issuer").

         The name and address of the Issuer's principal executive offices are:

         Rentech, Inc.
         1331 17th Street, Suite 720
         Denver, Colorado  80202

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of The Anschutz Corporation, a Kansas corporation ("TAC"), Anschutz Company, a Delaware corporation ("AC"), Anschutz Investment Company, a Colorado corporation ("AIC"), and Philip F. Anschutz ("Anschutz"). Anschutz owns 100% of the outstanding common stock of AC, AC owns 100% of the outstanding common stock of TAC, and TAC owns 100% of the outstanding common stock of AIC. Anschutz may be deemed to control TAC , AC, and AIC.

         The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of TAC, AC, AIC, Anschutz and each executive officer and director of TAC, AC or AIC as the case may be, are set forth below. Unless otherwise noted, each individual listed below is a citizen of the United States of America.

                      Present Principal Occupation       Business or
Filing Person         or Employment                      Residence Address
-------------         ----------------------------       -----------------

TAC                                                      2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

AC                                                       2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

                      Present Principal Occupation       Business or
Filing Person         or Employment                      Residence Address
-------------         ----------------------------       -----------------

AIC                                                      2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO 80202
                                                         (303) 298-1000

Anschutz              Chairman and Director              2400 Qwest Tower
                      of  TAC; Chairman and              555 Seventeenth Street
                      Director of AC; Director           Denver, CO 80202
                      of AIC                             (303) 298-1000

C. Y. Harvey          President and Director of          2400 Qwest Tower
                      TAC; President and Director        555 Seventeenth Street
                      of  AC; Chairman and               Denver, CO  80202
                      Director of AIC                    (303) 298-1000

M. A. Williams        Director and Executive Vice        2400 Qwest Tower
                      President of TAC; Director         555 Seventeenth Street
                      and Executive Vice President       Denver, CO  80202
                      of AC                              (303) 298-1000

C. D. Slater          Executive Vice President and       2400 Qwest Tower
                      Director of TAC; Executive         555 Seventeenth Street
                      Vice President and Director        Denver, CO  80202
                      of AC; President and               (303) 298-1000
                      Director of AIC

D. L. Polson          Director, Vice President and       2400 Qwest Tower
                      Assistant Secretary of TAC;        555 Seventeenth Street
                      Director, Vice President and       Denver, CO  80202
                      Assistant Secretary of AC          (303) 298-1000

R. M. Jones           Vice President, General Counsel    2400 Qwest Tower
                      and Assistant Secretary of TAC;    555 Seventeenth Street
                      Vice President, General Counsel    Denver, CO  80202
                      and Assistant Secretary of AC;     (303) 298-1000
                      Vice President of AIC

W. J. Miller          Vice President of TAC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

                      Present Principal Occupation       Business or
Filing Person         or Employment                      Residence Address
-------------         ----------------------------       -----------------

W. N. Jones           Vice President of TAC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

J. B. Parker          Vice President of TAC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

T. G. Kundert         Treasurer and Assistant            2400 Qwest Tower
                      Secretary of TAC; Treasurer        555 Seventeenth Street
                      and Assistant Secretary of AC;     Denver, CO  80202
                      Treasurer and Assistant            (303) 298-1000
                      Secretary of AIC

L. T. Wood            Secretary of TAC; Secretary        2400 Qwest Tower
                      of AC; Secretary of AIC            555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

N. E. Holtz           Assistant Vice President and       2400 Qwest Tower
                      Assistant Secretary of TAC         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

S. M. Balano          Assistant Secretary of TAC         2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

P. S. Kahlstrom       Assistant Secretary of TAC         2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

S. T. Carpenter       Vice President of AIC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

                      Present Principal Occupation       Business or
Filing Person         or Employment                      Residence Address
-------------         ----------------------------       -----------------

R. L. Kline           Vice President of AIC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

M. F. Bennet          Vice President of AIC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

C. P. Hickey          Vice President of AIC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

R. M. Swysgood        Vice President of AIC              2400 Qwest Tower
                                                         555 Seventeenth Street
                                                         Denver, CO  80202
                                                         (303) 298-1000

         During the past five years, none of TAC, AC, AIC, Anschutz and the executive officers and directors of TAC, AC, or AIC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         TAC, AC, AIC and their affiliated companies are principally engaged in investment in, and exploration and development of, natural resources, railroads, real estate development, telecommunications, technology, entertainment and professional sports.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 6 below, on March 18, 2000, AIC entered into a contract to purchase certain shares of Common Stock and options to purchase Common Stock (the "Options") from the Issuer. After assignment of part of the contract, AIC retained rights to the number of shares of Common Stock and Options at the purchase price set forth below:

                       Number of Shares         Number of Shares
    Number of            Purchasable               Purchasable
Shares Purchased  Pursuant to 2001 Options  Pursuant to 2004 Options   Purchase Price
----------------  ------------------------  ------------------------   --------------
    938,750               1,877,500                 938,750              $610,187.50

AIC obtained funds for the purchase price of the shares of Common Stock and Options from working capital provided by TAC. The 938,750 shares of Common Stock were issued to AIC on March 22, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

         AIC consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. AIC intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments including, but not limited to, general economic and business conditions and stock market conditions, AIC may retain or from time to time increase its holdings or may dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), AIC, TAC, AC and Anschutz have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         AIC is the record and beneficial owner of 938,750 shares of Common Stock, 1,877,500 Options to purchase Common Stock pursuant to the 2001 Options, and 938,750 Options to purchase Common Stock pursuant to the 2004 Options. TAC, AC and Anschutz are the indirect beneficial owners of all such interests. Assuming exercise of all such Options, AIC is the direct beneficial owner (and TAC, AC and Anschutz the indirect beneficial owner) of 3,755,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of March 22, 2000, there being 61,310,330 shares of Common Stock outstanding for the purposes of such calculations, represents approximately 6.1% of the outstanding shares of Common Stock, including the shares AIC, TAC, AC and Anschutz have a right to acquire within 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         (a)      Stock Purchase Agreement

                  Pursuant to the Stock Purchase Agreement dated as of March 18, 2000, by and between the Issuer and AIC (the "Stock Purchase Agreement"), the Issuer agreed to sell to AIC and AIC agreed to purchase from the Issuer, 1,000,000 shares of Common Stock (the "Common

         Shares"), Options to purchase 2,000,000 shares of Common Stock having an exercise price of $1.25 per share and expiring December 31, 2001 (the "2001 Options"), and Options to purchase 1,000,000 shares of Common Stock having an exercise price of $5.00 per share and expiring December 31, 2004 (the "2004 Options"), collectively referred to as the "Securities", for an aggregate purchase price of $650,000. The 2001 Options and the 2004 Options are subject to the terms of their respective option agreements. On March 21, 2000, AIC assigned its rights and obligations under the Stock Purchase Agreement to 61,250 of the Common Shares, 122,500 of the 2001 Options and 61,250 of the 2004 Options, resulting in AIC retaining acquisition rights to 938,750 of the Common Shares, 1,877,500 of the 2001 Options and 938,750 of the 2004 Options, upon payment of $610,187.50 therefore and compliance with the other terms and conditions in the Stock Purchase Agreement. The March 21, 2000, assignment letter is filed herewith as Exhibit 10.4 and is incorporated herein by reference.

                  The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

         (b)      Registration Rights Agreement

                  The Issuer, Forest Oil Corporation, and AIC entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of March 18, 2000, pursuant to which the Issuer agreed to use its best efforts to file a registration statement within 30 days from the date thereof, and to cause it to become effective within 90 days thereof, covering the resale of all of AIC's Registrable Securities. In addition, AIC has certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

                  As used in this Statement, "Registrable Securities" means the Common Shares, the shares purchasable under the 2001 Options and the 2004 Options, and any shares of capital stock issued or issuable with respect to the Securities as a result of any sale or issuance of Common Stock by the Issuer for less than its then prevailing fair market value, any stock split, stock dividend, recapitalization, exchange or similar event.

                  The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

         (c)      Option Agreements

                  In furtherance of the Stock Purchase Agreement, the Issuer and AIC entered into two Option Agreements (the "Option Agreements"), both dated as of March 18, 2000, in respect of the 2001 Options and the 2004 Options. Under the 2001 Option Agreement, AIC or its permitted assignee is entitled to purchase from the Issuer an aggregate of 2,000,000 shares of Common Stock at an exercise price of $1.25 per share, as adjusted from time to time pursuant to the terms thereof. The 2001 Option Agreement expires on December 31, 2001. Under the 2004 Option Agreement, the Reporting Person or its permitted assignee is entitled to purchase from the Issuer an aggregate of 1,000,000 shares of Common Stock at an exercise price of $5.00 per share as adjusted from time to time pursuant to the terms thereof. The 2004 Option Agreement expires on December 31, 2004. The rights to 122,500 shares of Common Stock under the 2001 Option Agreement and 61,250 shares of Common Stock under the 2004 Option Agreement were assigned on March 21, 2000, leaving AIC with rights to purchase 1,877,500 shares of Common Stock under the 2001 Option Agreement and 938,750 shares of Common Stock under the 2004 Option Agreement.

                  The foregoing description of the 2001 Option Agreement and the 2004 Option Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Option Agreements. A copy of the 2001 Option Agreement is filed as Exhibit 10.3(a) hereto, and is incorporated herein by reference and a copy of the 2004 Option Agreement is filed as Exhibit 10.3(b) hereto, and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILES AS EXHIBITS

         Exhibit 1                  Power of Attorney executed by Philip F.
                                    Anschutz appointing Robert M. Swysgood as attorney-in-fact.

         Exhibit 2                  Agreement Re Joint Filing

         Exhibit 10.1:              Stock Purchase Agreement, dated as of
                                    March 18, 2000, between the Issuer and AIC relating to the purchase and sale of Common Stock, and Options to purchase Common Stock, of Rentech, Inc..

         Exhibit 10.2: Registration Rights Agreement, dated as of March 18, 2000, by and among the Issuer, Anschutz Investment Company and Forest Oil Corporation.

         Exhibit 10.3(a): 2001 Option Agreement dated as of March 18, 2000, between the Issuer and AIC.

         Exhibit 10.3(b): 2004 Option Agreement dated as of March 18, 2000, between the Issuer and AIC.

         Exhibit 10.4:              Letter of Assignment from AIC dated March
                                    21, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2000
------------------------------------
Date

THE ANSCHUTZ CORPORATION



By:  Philip F. Anschutz
     Chairman

     /s/ ROBERT M. SWYSGOOD
     -------------------------
     By: Robert M. Swysgood (1)
         Attorney-in-Fact

(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2000
--------------------------------------
Date

ANSCHUTZ COMPANY



By:  Philip F. Anschutz
     Chairman

     /s/ ROBERT M. SWYSGOOD
     --------------------------
     By: Robert M. Swysgood (1)
         Attorney-in-Fact



(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2000
---------------------------------
Date

PHILIP F. ANSCHUTZ



         /s/ ROBERT M. SWYSGOOD
         ----------------------
         By: Robert M. Swysgood (1)
             Attorney-in-Fact



(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2000
---------------------------------
Date

ANSCHUTZ INVESTMENT COMPANY



/s/ CRAIG D. SLATER
-------------------
By: Craig D. Slater
    President

                                    EXHIBIT 1
                                POWER OF ATTORNEY

         I, Philip F. Anschutz, hereby appoint Robert M. Swysgood, my true and lawful attorney-in-fact to:

         (1) execute for me and on my behalf, in my capacity as an individual and in my capacity as an officer and/or director of Anschutz Company and The Anschutz Corporation (the "Companies"), Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5 and Schedules 13D and 13G and any Amendments thereto and timely file such Form, Schedule or Amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by the attorney-in-fact on my behalf pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

         I hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor are the Companies assuming, any of my responsibilities to comply with Section 13 or 16 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, unless I earlier revoke this Power of Attorney in a signed writing delivered to the attorney-in-fact.

         IN WITNESS WHEREOF, I hereby cause this Power of Attorney to be executed as of this 21st day of October, 1999.

                                                    /s/ PHILIP F. ANSCHUTZ
                                                    ----------------------
                                                        Philip F. Anschutz

                                    EXHIBIT 2
                            AGREEMENT RE JOINT FILING

         Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(f) (1) (iii) under the Securities and Exchange Act of 1934, that this
Schedule 13D is to be filed on behalf of each such party.

PHILIP F. ANSCHUTZ                          THE ANSCHUTZ CORPORATION



/s/ ROBERT M. SWYSGOOD                      By: Philip F. Anschutz
--------------------------------                Chairman
By: Robert M. Swysgood (1)
Attorney-in-Fact

                                            /s/  ROBERT M. SWYSGOOD
                                            ---------------------------
                                            By:  Robert M. Swysgood (1)
                                                 Attorney-in-Fact

ANSCHUTZ INVESTMENT COMPANY                 ANSCHUTZ COMPANY



/s/ CRAIG D. SLATER                         By: Philip F. Anschutz
--------------------------------                Chairman
Craig D. Slater
President

                                            /s/  ROBERT M. SWYSGOOD
                                            ---------------------------
                                            By:  Robert M. Swysgood (1)
                                                 Attorney-in-Fact



(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of The Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.